April 12, 2011

Eric McPhee
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:           Vestin Realty Mortgage I and II, Inc.
Forms 8-K Filed March 21, 2011
File Nos.: 0-51964 and 0-51892

Dear Mr. McPhee:

By letter dated April 7, 2011 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided Vestin Realty Mortgage I and II, Inc. (“VRM I and VRM II” or the “Companies,” “we,” “us,” or “our”) with its comments on the Companies’ Forms 8-K filed on March 21, 2011. We are in receipt of your letter and set forth below are the Companies’ responses to the Staff’s comments. For your convenience, the questions are listed below, followed by the Companies’ response.

Form 8-K Filed March 21, 2011

1. We note that you intend to file restated financial statements. Please tell us how, and when you will file them.

RESPONSE: We are currently in the process of finalizing the impact of the error as disclosed in the Forms 8-K filed on March 21, 2011 in order to complete our Forms 10-K for VRM I and VRM II. Once we have filed the Form’s 10-K, we will file the restated financial statements for September 30, 2010 in amended Forms 10-Q for VRM I and VRM II as soon as possible thereafter.
.

Further, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Eric Bullinger
Eric Bullinger
Chief Financial Officer